VIVOS INC.

Jordan Nimitz

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

Washington DC 20549

October 13, 2022

Re:	Vivos Inc.
Offering Statement on Form 1-A Post-Qualification Amendment No. 1
File No. 024-11627

Dear Ms. Nimitz:

On behalf of Vivos Inc. I hereby request qualification of the above-referenced offering statement at 3:00 PM Eastern time on October 17, 2022, or as soon thereafter as is practicable.

Upon grant of our request to accelerate qualification, we would appreciate your communicating with Mr. Jack Kennedy, of Disclosure Law Group, a Professional Corporation, via telephone at (619) 272-7064, to confirm the exact time at which the Offering Statement was declared effective.

Sincerely,

/s/ Michael K. Korenko
Michael K. Korenko
President and Chief Executive Officer
Vivos Inc.

719 JADWIN AVENUE ● RICHLAND, WASHINGTON 99352